SCHEDULE 13G FOR DECEMBER 2018
OMB # 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13G   (Amendment No. ____)

Under the Securities Exchange Act of 1934


CSP Inc.
___________________________________
(Name of Issuer)



Common Stock (par value $0.01 per share)
___________________________________
(Title of Class of Securities)



126389105
___________________________________
(CUSIP Number)



December 31, 2018
____________________________________
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)






CUSIP No. 126389105  SCHEDULE 13G
Page 2 of 7




1.     Name of Reporting Entity:         Sterling Capital Management, Inc.

        IRS Identification Number for Entity Above:         43-1472064


2.     Check the Appropriate Box if a Member of a Group
        (a)     [ ]
        (b)     [ ]



3.     SEC USE ONLY


4.     Citizenship or Place of Organization:    Missouri


                      5.   Sole Voting Power:    12,875 *


     NUMBER OF        6.   Shared Voting Power:    3,800 *
     SHARES
     BENEFICIALLY
     OWNED BY EACH    7.   Sole Dispositive Power:   12,875 *
     REPORTING
     PERSON WITH
                      8.   Shared Dispositive Power:   171,838 *

                    * See explanation on Page 5, Item #4.


9.     Aggregate Amount Beneficially Owned by each Reporting Person:     194,588


10.     Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares* [ ]


11.     Percent of Class Represented by Amount in Row 9:    5.0%


12.     Type of Reporting Person:        IA

CUSIP No. 126389105  SCHEDULE 13G
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1.     Name of Reporting Person:         William G. Lauber




2.     Check the Appropriate Box if a Member of a Group
        (a)     [ ]
        (d)     [ ]



3.     SEC USE ONLY


4.     Citizenship or Place of Organization:    United States of America


                      5.   Sole Voting Power:    12,875 *


     NUMBER OF        6.   Shared Voting Power:    3,800 *
     SHARES
     BENEFICIALLY
     OWNED BY EACH    7.   Sole Dispositive Power:    12,875 *
     REPORTING
     PERSON WITH
                      8.   Shared Dispositive Power:   171,838 *

                     * See explanation on Page 5, Item #4.


9.     Aggregate Amount Beneficially Owned by each Reporting Person:     194,588


10.     Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares* [ ]


11.     Percent of Class Represented by Amount in Row 9:    5.0%


12.     Type of Reporting Person:        IN




CUSIP No. 126389105  SCHEDULE 13G
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Item 1(a).     Name of Issuer.

           CSP Inc.


Item 1(b).     Address of Issuer's Principal Executive Offices.

           43 Manning Road, Billerica, Massachusetts 01821-3901


Item 2(a).     Names of Persons Filing.

            Sterling Capital Management &
            William G. Lauber


Item 2(b).     Address of Principal Business Office or, if none, Residence.

            Sterling Capital Management, Inc.
            12300 Old Tesson Rd., Suite 100C
            St. Louis, MO  63128


Item 2(c).     Citizenship.

            Sterling Capital Management, Inc. is a Missouri Corporation. William G. Lauber is a U.S. Citizen.


Item 2(d).     Title of Class of Securities.

            Common Stock (par value $0.01 per share)


Item 2(e).     CUSIP Number.

           126389105


CUSIP No. 126389105  SCHEDULE 13G
Page 5 of 7

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or(c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.78c).
(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15) U.S.C. 78c).
(c)  [ ] Insurance company as defined in section 3(a)(19) of the Act
         (15 U.S.C.78c).
(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).
(e)  [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G)
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14)of the Investment Company act of 1940 (15 U.S.C. 80a-3).
(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box [X]

Item 4. Ownership.

        The total aggregate amount of issuer's securities owned by filer is 194,588 shares, which represents 5.0% of the issued class. Of these shares, 171,838 are owned by clients of Sterling Capital Management, a registered investment adviser, which has a beneficial interest in the shares by virtue of its discretion over, and shared power to dispose of, the shares. Sterling Capital Management also shares with a client the power to vote 2,600 of these 171,838 shares.
        12,875 of the total aggregate shares are owned in an individual capacity or as Custodian by William G. Lauber, President of Sterling Capital Management, who has sole power to vote and dispose of these shares. 1,200 shares of the total aggregate shares are owned by William G. Lauber & his wife jointly. Mr. Lauber has shared power to vote and dispose of these shares. Of the 194,588 shares, Sterling Capital Management employees (other than William G. Lauber) own 8,675 shares, of which Mr. Lauber disclaims beneficial ownership.

Item 5. Ownership of Five Percent or Less of a Class.

       Not applicable.



CUSIP No. 126389105  SCHEDULE 13G
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Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

        The clients of Sterling Capital Management, a registered investment adviser, have the power to direct the receipt of dividends from, and the proceeds from the sale of, 171,838 of the shares included on this schedule. No one client has such power over 5% or more of the share class.



Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.



Item 8. Identification and Classification of Members of the Group.

       Not applicable.



Item 9. Notice of Dissolution of Group.

       Not applicable.



Item 10.Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




CUSIP No. 126389105  SCHEDULE 13G
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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




DATED:     February 14, 2018

Sterling Capital Management, Inc.


WILLIAM G. LAUBER

_________________________________
By:  William G. Lauber, President







DATED:     February 14, 2018



WILLIAM G. LAUBER

_________________________________
By:  William G. Lauber